Exhibit 10.2

EXECUTIVE SEVERANCE AGREEMENT

THIS EXECUTIVE SEVERANCE AGREEMENT (“Agreement”) by and between ModusLink Global Solutions, Inc., a Delaware corporation (the “Company”), and John J. Boucher (the “Executive”), is made as of the 28th of January, 2013.

WHEREAS, the Executive and the Company have executed an offer letter dated January 13, 2013, setting forth certain terms and conditions of the Executive’s employment with the Company (“Offer Letter”); and

WHEREAS, in connection with the Executive’s employment, the parties desire to enter into this Executive Severance Agreement;

NOW, THEREFORE, as an inducement for and in consideration of the Executive entering into its employ, the Company agrees that the Executive shall be eligible to receive the severance payments and benefits set forth in this Agreement in the event the Executive’s employment with the Company is terminated under the circumstances described and subject to the conditions below and shall be entitled to certain other rights and benefits provided herein; and for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1. Term of Agreement. The term of this Agreement shall be from the date hereof through the last day of Executive’s employment with the Company (the “Termination Date”).

2. Not an Employment Contract. The Executive acknowledges that this Agreement does not constitute a contract of employment or impose on the Company any obligation to retain the Executive as an employee and that this Agreement does not prevent the Executive from terminating his employment. Executive understands and acknowledges that he is an employee at will and that either he or the Company may terminate the employment relationship between them at any time and for any reason.

3. Severance Payment.

(a) In the event the employment of the Executive is terminated by the Company for a reason other than for Cause (as defined below) or by the Executive for Good Reason (as defined below), the Company shall pay to the Executive (as severance pay), the sum of his base salary and target annual bonus as in effect on the Executive’s last day of employment (exclusive of any other compensation), in regular bi-weekly payments for twelve (12) months following the Termination Date (the “Severance Pay”). In addition, the Company shall pay the Executive in monthly installments the difference between the premium Executive is required to pay for COBRA continuation benefits under the same type of coverage he (and if applicable his dependents) had immediately prior to the Termination Date and the amount Executive would have paid as an active employee of the Company for twelve (12) months, or if earlier, the date Executive no longer receives COBRA coverage. In the event that the Executive is entitled to severance benefits under Section 3(b) below, this Section 3(a) shall not apply and shall have no further force or effect.

(b) In the event the employment of the Executive is terminated by the Company for a reason other than for Cause or by the Executive for Good Reason, within twelve (12) months following a Change of Control (as defined below) of the Company, (i) the Company shall pay to the Executive (as severance pay), the Change of Control Severance (as defined below) in regular bi-weekly payments over the Severance Period (as defined below) and (ii) all of the Executive’s stock options and/or restricted stock which vest solely based on continued service and not based on performance, which are then outstanding shall be immediately vested, such vested awards that were granted as restricted stock shall be free of restrictions and such vested awards that were granted as options shall remain exercisable for a period of 6 months following the Executive’s last day of employment (but not to exceed the original term of such awards). Additionally, notwithstanding anything to the contrary in the Company’s 2010 Incentive Award Plan or any successor plan thereto regarding full vesting of options or restricted stock under certain circumstances following a Change of Control, which the Executive hereby waives, Executive agrees that the Performance Options (as defined in the Offer Letter) shall vest only in 20% installments for each Price Performance Threshold (as defined in the Offer Letter) which has been met at the time of the Change of Control, and any other performance based restricted stock will vest pro rata based on the proportion of the performance period completed through the Termination Date, and at the target performance level. In addition, the Company shall pay the Executive in monthly installments the difference between the premium Executive is required to pay for COBRA continuation benefits under the same type of coverage he (and if applicable his dependents) had immediately prior to the Termination Date and the amount Executive would have paid as an active employee of the Company for the Severance Period, or if earlier, the date Executive no longer receives COBRA coverage.

(c) The Executive agrees that after the Termination Date, but prior to payment of the severance pay called for by Section 3(a) or Section 3(b), as the case may be, he shall execute a waiver and release (including confidentiality and non-disparagement provisions), in the form attached hereto as Exhibit A, of any and all claims he may have against the Company and its officers, employees, directors, parents, subsidiaries and affiliates. Executive understands and agrees that the payment of the severance benefits called for by this Agreement are contingent upon his execution and delivery to the Company of the previously described release of claims and such release being effective and not revoked on the sixtieth (60th) day following the Termination Date. The severance payable under Section 3(a) or Section 3(b), as applicable shall commence with the first payroll following the date the release of claims described above is effective ; provided, that if the period in which Executive may sign and return the release spans more than one taxable year, payment will not commence until the later taxable year. If the release of claims is not effective on the sixtieth (60th) day after the Termination Date no severance benefits will be payable. Executive’s rights to the severance under Section 3(a) or Section 3(b) shall constitute the sole remedy of the Executive in the event of termination of the Executive’s employment. For purposes of this Agreement the Executive’s termination of employment shall mean his “separation from service” within the meaning of Treasury Regulation Section 1.409A-1(h).

(d) Payments to the Executive under Sections 3(a) and 3(b) shall be bifurcated into two portions, consisting of the portion, if any, that includes the maximum amount of the payments that does not constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the portion, if any, that includes the excess of the total payments that does constitute nonqualified deferred compensation. Payments hereunder shall first be made from the portion that does not consist of nonqualified deferred compensation until such portion is exhausted and then shall be made from the portion that does constitute nonqualified deferred compensation. Notwithstanding the foregoing, if the Executive is a “specified employee” as defined in Section 409A(a)(3)(B)(i) of the Code, the commencement of the delivery of the portion that constitutes nonqualified deferred compensation will be delayed to the date that is 6 months and one day after the Executive’s termination of employment (the “Earliest Payment Date”). Any payments that are delayed pursuant to the preceding sentence shall be paid pro rata during the period beginning on the Earliest Payment Date and ending on the date that is 12 months following termination of the Executive’s employment. The determination of whether, and the extent to which, any of the payments to be made to the Executive hereunder are nonqualified deferred compensation shall be made after the application of all applicable exclusions under Treasury Reg. § 1.409A-1(b)(9). Any payments that are intended to qualify for the exclusion for separation pay due to involuntary separation from service set forth in Treasury Regulation Section 1.409A-1(b)(9)(iii) must be paid no later than the last day of the second taxable year of the Executive following the taxable year of the Executive in which the Executive’s termination of employment occurs.

(e) (i) Notwithstanding any other provision of this Agreement, except as set forth in Section 3(e)(ii), in the event that the Company undergoes a “Change in Ownership or Control” (as defined below), the Company shall not be obligated to provide to the Executive a portion of any “Contingent Compensation Payments” (as defined below) that the Executive would otherwise be entitled to receive to the extent necessary to eliminate any “excess parachute payments” (as defined in Section 280G(b)(1) of the Code) for the Executive. For purposes of this Section 3(e), the Contingent Compensation Payments so eliminated shall be referred to as the “Eliminated Payments” and the aggregate amount (determined in accordance with Treasury Regulation Section 1.280G-1, Q/A-30 or any successor provision) of the Contingent Compensation Payments so eliminated shall be referred to as the “Eliminated Amount.”

(ii) Notwithstanding the provisions of Section 3(e)(i), no such reduction in Contingent Compensation Payments shall be made if (i) the Eliminated Amount (computed without regard to this sentence) exceeds (ii) the aggregate present value (determined in accordance with Treasury Regulation Section 1.280G-1, Q/A-31 and Q/A-32 or any successor provisions) of the amount of any additional taxes that would be incurred by the Executive if the Eliminated Payments (determined without regard to this sentence) were paid to him (including, state and federal income taxes on the Eliminated Payments, the excise tax imposed by Section 4999 of the Code payable with respect to all of the Contingent Compensation Payments in excess of the Executive’s “base amount” (as defined in Section 280G(b)(3) of the Code), and any withholding taxes). The override of such reduction in Contingent Compensation Payments pursuant to this Section 3(e)(ii) shall be referred to as a “Section 3(e)(ii) Override.” For purposes of this paragraph, if any federal or state income taxes would be attributable to the receipt of any Eliminated Payment, the amount of such taxes shall be computed by multiplying the amount of the Eliminated Payment by the maximum combined federal and state income tax rate provided by law.

(iii) For purposes of this Section 3(e), the following terms shall have the following respective meanings:

(A) “Change in Ownership or Control” shall mean a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company determined in accordance with Section 280G(b)(2) of the Code.

(B) “Contingent Compensation Payment” shall mean any payment (or benefit) in the nature of compensation that is made or made available (under this Agreement or otherwise) to a “disqualified individual” (as defined in Section 280G(c) of the Code) and that is contingent (within the meaning of Section 280G(b)(2)(A)(i) of the Code) on a Change in Ownership or Control of the Company.

(iv) Any payments or other benefits otherwise due to the Executive following a Change in Ownership or Control that could reasonably be characterized (as determined by the Company) as Contingent Compensation Payments (the “Potential Payments”) shall not be made until the dates provided for in this Section 3(e)(iv). Within 30 days after each date on which the Executive first becomes entitled to receive (whether or not then due) a Contingent Compensation Payment relating to such Change in Ownership or Control, the Company shall determine and notify the Executive (with reasonable detail regarding the basis for its determinations) (i) which Potential Payments constitute Contingent Compensation Payments, (ii) the Eliminated Amount and (iii) whether the Section 3(e)(ii) Override is applicable. Within 30 days after delivery of such notice to the Executive, the Executive shall deliver a response to the Company (the “Executive Response”) stating either (A) that he agrees with the Company’s determination pursuant to the preceding sentence, in which case he shall indicate, if applicable, which Contingent Compensation Payments, or portions thereof (the aggregate amount of which, determined in accordance with Treasury Regulation Section 1.280G-1, Q/A-30 or any successor provision, shall be equal to the Eliminated Amount), shall be treated as Eliminated Payments or (B) that he disagrees with such determination, in which case he shall set forth (i) which Potential Payments should be characterized as Contingent Compensation Payments, (ii) the Eliminated Amount, (iii) whether the Section 3(e)(ii) Override is applicable, and (iv) which (if any) Contingent Compensation Payments, or portions thereof (the aggregate amount of which, determined in accordance with Treasury Regulation Section 1.280G-1, Q/A-30 or any successor provision, shall be equal to the Eliminated Amount, if any), shall be treated as Eliminated Payments. In the event that the Executive fails to deliver an Executive Response on or before the required date, the Company’s initial determination shall be final and the Contingent Compensation Payments that shall be treated as Eliminated Payments shall be determined by the Company in its absolute discretion. If the Executive states in the Executive Response that he agrees with the Company’s determination, the Company shall make the Potential Payments to the Executive within three business days following delivery to the Company of the Executive Response (except for any Potential Payments which are not due to be made until after such date, which Potential Payments shall be made on the date on which they are due). If the Executive states in the Executive Response that he disagrees with the Company’s determination, then, for a period of 60 days following delivery of the Executive Response, the Executive and the Company shall use good faith efforts to resolve such dispute. If such dispute is not resolved within such 60-day period, such dispute shall be settled exclusively by arbitration in Boston, Massachusetts, in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator’s award in any court having jurisdiction. The Company shall, within three business days following delivery to the Company of the Executive Response, make to the Executive those Potential Payments as to which there is no dispute between the Company and the Executive regarding whether they should be made (except for any such Potential Payments which are not due to be made until after such date, which Potential Payments shall be made on the date on which they are due). The balance of the Potential Payments shall be made within three business days following the resolution of such dispute.

(v) The provisions of this Section 3(e) are intended to apply to any and all payments or benefits available to the Executive under this Agreement or any other agreement or plan of the Company under which the Executive receives Contingent Compensation Payments.

4. Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(a) “Cause” shall mean a good faith finding by a majority of the members of the Board of Directors of the Company, after giving the Executive an opportunity to be heard, of: (i) gross negligent or willful misconduct by the Executive in connection with his employment duties, (ii) failure by the Executive (other than due to disability) to perform his duties or responsibilities required pursuant to his employment, after written notice and an opportunity to cure, (iii) misappropriation by the Executive of the assets or business opportunities of the Company, or its affiliates, (iv) embezzlement or other financial or other fraud committed by the Executive, (v) the Executive knowingly allowing any third party to commit any of the acts described in any of the preceding clauses (iii) or (iv), or (vi) the Executive’s indictment for, conviction of, or entry of a plea of no contest with respect to, any felony or any crime involving moral turpitude.

(b) “Good Reason” shall mean: (i) the unilateral relocation by the Company of the Executive’s principal work place for the Company to a site more than 60 miles from the Executive’s principal office, (ii) a material reduction in the Executive’s then-current salary without the Executive’s consent or (iii) material diminution of the Executive’s duties, authority or responsibilities, without the Executive’s consent. In order to establish “Good Reason” for a termination, the Executive must provide notice to the Company of the existence of the condition giving rise to the “Good Reason” within 90 days following the initial existence of the condition, and the Company has 30 days following receipt of such notice to remedy such condition.

(c) “Change of Control” shall mean the first to occur of any of the following:

(A) the acquisition by an individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934 (the “Exchange Act”)) (a “Person”) of beneficial ownership of any capital stock of the Company if, after such acquisition, such Person beneficially owns (within the meaning of Rule 13d-3 promulgated under the Exchange Act) 50% or more of either (x) the then-outstanding shares of common stock of the Company (the “Outstanding Company Common Stock”) or (y) the combined voting power of the then-outstanding securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this subsection (A), any acquisition directly from the Company shall not constitute a Change in Control; or

(B) such time as the Continuing Directors (as defined below) do not constitute a majority of the Board of Directors of the Company (the “Board”) (or, if applicable, the Board of Directors of a successor corporation to the Company), where the term “Continuing Director” means at any date a member of the Board (x) who was a member of the Board on the date of this Agreement or (y) who was nominated or elected subsequent to such date by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Board was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election; provided, however, that there shall be excluded from this clause (y) any individual whose initial assumption of office occurred as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents, by or on behalf of a person other than the Board; or

(C) the consummation of a merger, consolidation, reorganization, recapitalization or share exchange involving the Company or a sale or other disposition of all or substantially all of the assets of the Company (a “Business Combination”), unless, immediately following such Business Combination, each of the following two conditions is satisfied: (x) all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding securities entitled to vote generally in the election of directors, respectively, of the resulting or acquiring corporation in such Business Combination (which shall include, without limitation, a corporation which as a result of such transaction owns the Company or substantially all of the Company’s assets either directly or through one or more subsidiaries) (such resulting or acquiring corporation is referred to herein as the “Acquiring Corporation”) in substantially the same proportions as their ownership of the Outstanding Company Common Stock and Outstanding Company Voting Securities, respectively, immediately prior to such Business Combination and (y) no Person (excluding any employee benefit plan (or related trust) maintained or sponsored by the Company or by the Acquiring Corporation) beneficially owns, directly or indirectly, 40% or more of the then-outstanding shares of common stock of the Acquiring Corporation, or of the combined voting power of the then-outstanding securities of such corporation entitled to vote generally in the election of directors (except to the extent that such ownership existed prior to the Business Combination); or

(D) the liquidation or dissolution of the Company.

(d) “Change of Control Severance” means:

(i) if the Change of Control occurs on or prior to July 31, 2013, 1.5 times the sum of (A) Executive’s annual base salary as in effect on the Termination Date, plus (B) Executive’s target bonus for the fiscal year of the Termination Date; or

(ii) if the Change of Control occurs after July 31, 2013, then 2 times the sum of (A) Executive’s base salary as in effect on the Termination Date, plus (B) Executive’s target bonus for the fiscal year of the Termination Date.

(e) “Severance Period” means (i) 18 months if the Change in Control occurs on or prior to July 31, 2013 and (ii) 24 months if the Change in Control occurs after July 31, 2013.

5. Termination of Employment. Upon termination of Executive’s employment with the Company for any reason, in addition to any severance payments which may be payable under this Agreement, Executive shall be entitled to receive all salary and benefits through the Termination Date.

6. Miscellaneous.

(a) Notices. Any notices delivered under this Agreement shall be deemed duly delivered four business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one business day after it is sent for next-business day delivery via a reputable nationwide overnight courier service, in each case to the address of the recipient set forth in the introductory paragraph hereto. Either party may change the address to which notices are to be delivered by giving notice of such change to the other party. All notices to the Company shall also be addressed to the Company’s General Counsel.

(b) Pronouns. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular forms of nouns and pronouns shall include the plural, and vice versa.

(c) Entire Agreement. This Agreement shall constitute the entire agreement between the parties regarding the matters addressed herein and supersede all prior agreements and understandings, whether written or oral, relating to the subject matter of such agreements. If there shall be any inconsistency (including, without limitation, identical capitalized terms with less than identical meanings) between the Agreement, and any other agreement (including the Offer Letter), plan, award, program or practice of the Company whether now existing or hereafter adopted or amended, then this Agreement shall control, unless the Executive and the Company hereafter have agreed otherwise in writing and such other agreement, plan, program or practice specifically refers to the provision of the Agreements affected thereby.

(d) Section 409A. This Agreement is intended to comply with the provisions of Section 409A and the Agreement shall, to the extent practicable, be construed in accordance therewith. Terms defined in the Agreement shall have the meanings given such terms under Section 409A if and to the extent required in order to comply with Section 409A. No payments to be made under this Agreement may be accelerated or deferred except as specifically permitted under Section 409A. In the event that the Agreement shall be deemed not to comply with Section 409A, then neither the Company, the Board nor its or their designees or agents shall be liable to the Executive or other person for actions, decisions or determinations made in good faith.

(e) Amendment. This Agreement may be amended or modified only by a written instrument executed by both the Company and the Executive.

(f) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts. Any action, suit or other legal arising under or relating to any provision of this Agreement shall be commenced only in a court of the Commonwealth of Massachusetts (or, if appropriate, a federal court located within Massachusetts), and the Company and the Executive each consents to the jurisdiction of such a court. The Company and the Executive each hereby irrevocably waive any right to a trial by jury in any action, suit or other legal proceeding arising under or relating to any provision of this Agreement.

(g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of both parties and their respective successors and assigns, including any corporation with which or into which the Company may be merged or which may succeed to its assets or business, provided, however, that the obligations of the Executive are personal and shall not be assigned by him.

(h) Waivers. No delay or omission by the Company in exercising any right under this Agreement shall operate as a waiver of that or any other right. A waiver or consent given by the Company on any one occasion shall be effective only in that instance and shall not be construed as a bar or waiver of any right on any other occasion.

(i) Captions. The captions of the sections of this Agreement are for convenience of reference only and in no way define, limit or affect the scope or substance of any section of this Agreement.

(j) Severability. In case any provision of this Agreement shall be invalid, illegal or otherwise unenforceable, the validity, legality and enforceability of the remaining provisions shall in no way be affected or impaired thereby.

* * * * *

THE EXECUTIVE ACKNOWLEDGES THAT HE HAS CAREFULLY READ THIS AGREEMENT AND UNDERSTANDS AND AGREES TO ALL OF THE PROVISIONS IN THIS AGREEMENT.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year set forth above.

ModusLink Global Solutions, Inc.

By:	/s/ Peter L. Gray
Name:	Peter L. Gray
Title:	Executive Vice President, Chief Administrative Officer and General Counsel

Executive

/s/ John J. Boucher
Name:	John J. Boucher

Exhibit A

FORM OF AGREEMENT AND GENERAL RELEASE LETTER IN CONNECTION WITH TERMINATION OF EMPLOYMENT

[The language in this Release may change based on legal developments and evolving best practices; this form is provided as an example of what will be included in the final Release document.]

[DATE]

John J. Boucher

[Address]

Dear John,

In connection with the termination of your employment with ModusLink Global Solutions, Inc. (the “Company”) effective [DATE] (the “Termination Date”), you are eligible to receive certain benefits described in Section 3[(c) or (b)] (the “Severance Benefits”) of that the Executive Severance Agreement dated January     , 2013 by and between you and the Company (the “Severance Agreement”) as set forth on Appendix A hereto, if you sign and return this letter agreement (the “Agreement”) to the [TITLE] of the Company by [DATE 53 DAYS AFTER TERMINATION DATE]. By signing and returning this Agreement, you will be entering into a binding agreement with the Company and will be agreeing to the terms and conditions set forth in the numbered paragraphs below, including the release of claims set forth in Section 2 and the covenant not to sue in Section 3. Therefore, you are advised to consult with your attorney before signing this Agreement and you may take up [twenty-one (21) or forty-five (45)]1 to do so. If you sign this Agreement, you may change your mind and revoke your agreement during the seven (7) day period after you have signed it. If you do not so revoke, this Agreement will become a binding agreement between you and the Company upon the expiration of the seven (7) day revocation period.

If you choose not to sign and return this Agreement by [DATE 53 DAYS AFTER TERMINATION DATE], you shall not receive from the Company any of the Severance Benefits. You will, however, receive payment of all wages and accrued but unused vacation time through the Termination Date. Also, regardless of signing this Agreement, you may elect to continue receiving group medical insurance pursuant to the federal “COBRA” law, 29 U.S.C. § 1161 et seq. Except as specifically set forth in the Severance Agreement, all premium costs shall be paid by you on a monthly basis for as long as, and

[1]	21 days applies to one off terminations and 45 days to termination of employee 40 years or older in a layoff, restructuring or other job action affecting 2 or more persons (a “group termination”)

to the extent that, you remain eligible for COBRA continuation. You should consult the COBRA materials to be provided by the Company for details regarding benefits. All other benefits, including life insurance and long term disability, will cease upon your Termination Date.

The following numbered paragraphs set forth the terms and conditions which will apply if you timely sign and return this Agreement and you do not revoke it within the seven (7) day period:

1.	Description of Severance Benefits - If you timely sign and return this Agreement and do not revoke it within the seven (7) day revocation period, you will receive the Severance Benefits. You and the Company acknowledge and agree that the Severance Benefits are accurately described on Appendix A hereto and include all benefits due and owing to you under the Severance Agreement; provided that you are only entitled to the Severance Benefits if you timely sign and return this Agreement and do not revoke it within the seven (7) day revocation period, and then only in accordance with this Agreement.

2.

Release - In consideration of the payment of the Severance Benefits, which you acknowledge you would not otherwise be entitled to receive, you, on behalf of yourself and any past, present or future heirs, executors, administrators, or assigns (the “Releasing Parties”) hereby fully, forever, irrevocably and unconditionally release, remise and discharge the Company, its officers, directors, stockholders, corporate affiliates (that is, entities controlling, controlled by or under common control with the Company), subsidiaries, parent companies, agents and employees (each in their individual and corporate capacities) (hereinafter, the “Released Parties”) from any and all claims, charges, complaints, demands, actions, causes of action, suits, rights, debts, sums of money, costs, accounts, reckonings, covenants, contracts, agreements, promises, doings, omissions, damages, executions, obligations, liabilities, complaints and expenses (including attorneys’ fees and costs), of every kind and nature, whether known or unknown, which you or the Releasing Parties ever had or now have through the date you sign this Agreement, against the Released Parties, including but not limited to, (a) all claims arising out of your employment with, compensation during and/or separation from the Company, other than the claims for Severance Benefits (b) all employment discrimination claims under Title VII of the Civil Rights Act of 1964, 42 U.S.C. §2000e et seq., the Age Discrimination in Employment Act and the Older Worker Benefit Protection Act, 29 U.S.C. §621 et seq., arising before the execution of this Agreement, the Americans With Disabilities Act of 1990, 42 U.S.C., §12101 et seq., all as amended, and any other similar state laws, (c) all claims arising out of the Family and Medical Leave Act, 29 U.S.C. § 2601 et seq., the Fair Credit Reporting Act, 15 U.S.C. §1681 et seq., the Employee Retirement Income Security Act of 1974 (“ERISA”), 29 U.S.C. § 1001 et seq., the Worker Adjustment and Retraining Notification Act, 29 U.S.C. § 2101 et seq., all as amended, the

Equal Pay Act, the Massachusetts Fair Employment Rights Act; (k) the Annotated Laws of Massachusetts at Part I, Title XXI, Chapter 149 and any similar state laws, (d) all common law claims including, but not limited to, actions in tort, defamation, libel, slander, breach of contract, fraud, misrepresentation, harassment, retaliation, violation of public policy, wrongful dismissal or discharge, implied covenant of good faith and fair dealing (e) all claims to any non-vested ownership interest in the Company or its affiliates, contractual or otherwise, including, but not limited to, claims to stock or stock options, (f) all claims arising out of or related to the payment or non-payment of wages, expense and the provision of breaks, and (g) any claim or damage, including without limitation, compensatory dames, punitive damages, injunctive relief or attorneys’ fees arising out of, or otherwise occurring during, your employment with or separation from the Company (including a claim for retaliation) under any common law theory or any federal, state or local statute or ordinance not expressly referenced above; provided, however, that nothing in this Agreement prevents you from filing, cooperating with, or participating in any proceeding before the Equal Employment Opportunity Commission or a state fair employment practices agency (except that you acknowledge that you may not be able to recover any monetary benefits in connection with any such claim, charge or proceeding). This Release (i) does not waive any rights or claims that you may have that arise after the date you sign this Agreement (ii) shall not constitute a waiver of any rights to indemnification that you may have, including under the Company’s charter, bylaws or under any applicable insurance policy, (iii) rights you may have as a shareholder of the Company, (iv) claims for unemployment compensation pursuant to the terms of applicable state law, or (v) any claims that cannot be waived by law.

3.

Covenant Not to Sue. You hereby agree and acknowledge that you will not sue, commence, assert, bring or file in any court or other tribunal, in any jurisdiction, any suit, action, litigation, complaint, cross-complaint, counterclaim, third-party complaint, petition or other pleading or proceeding, or otherwise seek affirmative relief against any Released Party on account of any and all claims released pursuant to Section 2 hereof. You intend in granting this release that it shall be effective as a bar to each and every such claim, and expressly consents that the release in Section 2 shall be given full force and effect according to its terms and provisions, including those relating to unknown and unsuspected claims, if any (notwithstanding any federal, state or local law that expressly limits the effectiveness of a general release of unknown, unsuspected and unanticipated claims), as well as those relating to any other claims described or implied above. You further agree that in the event that you or any Releasing Party brings any claim in which you or any Releasing Party seeks damages against any Released Party or in the event you or any Releasing Party seeks to recover against any Released Party in any claim brought by a governmental agency on your behalf or on behalf of any Releasing Party, this Agreement shall serve as a complete defense to such claims. You understand and agree that this Agreement and the transactions contemplated hereby are not in any way to be interpreted as admissions by any Released Party that you or any Releasing Party has any viable claims against any Released Party.

4.	Representation and Warranties. You hereby represent and warrant that there has been, and there will be, no assignment or other transfer of any right or interest in any claims released pursuant to this Agreement, and that you hereby agree to indemnify and hold each Released Party harmless from and against any claims, costs, expenses and attorney’s fees directly or indirectly incurred by any of the Released Parties as a result of any person or entity asserting any right or interest pursuant to your assignment or transfer of any such claims. You also represent and agree that you: (i) have been paid and/or have received all compensation, wages, bonuses, and/or benefits to which you may be entitled and that no other amounts and/or benefits are due to you except as provided in this Agreement; (ii) have no known workplace injuries or occupational diseases and you either have been provided or you have not been denied any leave requested under the Family and Medical Leave Act; (iii) are not eligible to receive payments or benefits under any other severance pay, policy, plan, practice or arrangement of any of the Released Parties; (iv) have not complained of and you are not aware of any fraudulent activity or any act(s) which would form the basis of a claim of fraudulent or illegal activity by the Company or any other Released Party; and (v) you have not filed any complaint, charge, claim or proceeding, against any of the Released Parties before any local, state, federal or foreign agency, court or other body and you are not aware of any basis on which any such a complaint, charge, claim or proceeding could reasonably be instituted.

5.	Non-Disclosure, Non-Competition and Non-Solicitation - You acknowledge your obligation to keep confidential all non-public information concerning the Company and its affiliates which you acquired during the course of your employment with the Company, as stated more fully in any non-disclosure agreement you executed at the inception of your employment, or during your employment, any of which remain in full force and effect. You further acknowledge and reaffirm your obligations under any non-competition agreement, to the extent enforceable under applicable state law, non-solicitation agreement, or any other agreement regarding your commitments to the Company that by its terms survives termination of your employment, that you previously executed for the benefit of the Company at the inception of your employment, or during your employment, any of which also remains in full force and effect.

6.	Waiver of Unknown Claims - It is the intention of the parties hereto that the foregoing release shall be construed in the broadest sense possible and shall be effective as a prohibition to all claims, charges, actions, suits, demands, obligations, damages, injuries, liabilities, losses, and causes of action of every character, nature, kind or description, known or unknown, and suspected or unsuspected, that you may have against the Released Parties.

7.	Return of Company Property - Regardless of whether or not you execute this Agreement, you agree to return and you are obligated to return within seven (7) days of your termination of employment all Company property including, but not limited to, keys, files, records (and copies thereof), computer hardware and software, cellular phones, pagers, and Company vehicle, which is in your possession or control. You further agree to leave intact all electronic Company documents, including those which you developed or help develop during your employment. You further confirm that you have cancelled all accounts for your benefit, if any, in the Company’s or its affiliates’ names, including, but not limited to, credit cards, telephone charge cards, cellular phone and/or pager accounts and computer accounts. You hereby certify that you have not retained any confidential Company information and have not downloaded or otherwise preserved any confidential Company information.

8.	Cooperation - You agree to cooperate fully with the Company and its affiliates in the defense or prosecution of any claims or actions now in existence or which may be brought in the future (whether before or after the Termination Date) against or on behalf of the Company or its affiliates relating to events or occurrences that transpired during your employment with the Company and its affiliates. Your full cooperation in connection with such claims or actions shall include, but not be limited to, meeting with counsel to prepare for trial, cooperating in discovery and providing affidavits and testimony as may be required or deemed necessary by the Company. If it is necessary for you to travel in fulfilling your obligation to cooperate, the Company shall authorize reimbursement for all travel expenses in accordance with the Company’s policies, including lodging, which you incur, subject to your provision of all documentation requested by the Company.

9.	Non-Disparagement - You understand and agree that as a condition for payment to you of the consideration herein described, you shall not make any false, disparaging or derogatory statements to any media outlet, industry group, financial institution or current or former employee, consultant, client or customer of the Company regarding the Company or any of the Released Parties, including without limitation, its directors, officers, employees, agents or representatives or about the Company’s business affairs and financial condition.

10.	Amendment - This Agreement shall be binding upon the parties and may not be modified in any manner, except by an instrument in writing of concurrent or subsequent date signed by duly authorized representatives of the parties hereto. This Agreement is binding upon and shall inure to the benefit of the parties and their respective agents, assigns, heirs, executors, successors and administrators.

11.	Waiver of Rights - No delay or omission by the Company in exercising any right under this Agreement shall operate as a waiver of that or any other right.

A waiver or consent given by the Company on any one occasion shall be effective only in that instance and shall not be construed as a bar or waiver of any right on any other occasion.

12.	Validity - Should any provision of this Agreement be declared or be determined by any court of competent jurisdiction to be illegal or invalid, the validity of the remaining parts, terms or provisions shall not be affected thereby and said illegal or invalid part, term or provision shall be deemed not to be a part of this Agreement.

13.	Violation - You understand and agree that, in the event you violate any of your commitments set forth in this Agreement, including but not limited to, those set forth in paragraphs 3, 5, 6, 7, 8 and 9, all Severance Benefits will cease immediately.

14.	Nature of Agreement - You understand and agree that this Agreement sets forth certain agreements in relation to the termination of your employment, but does not constitute an admission of liability or wrongdoing on the part of the Company, or any other person.

15.	Acknowledgments - The general release above includes a waiver of rights and claims which you may have arising under the Age Discrimination in Employment Act of 1967 (Title 29, United States Code, Sections 621, et seq.) (“ADEA”). You are advised to consult with your attorney regarding your waiver of rights and claims under the ADEA. You understand that by signing this Agreement, you waive your rights or claims under the ADEA and that you have received consideration beyond that to which you were previously entitled. You further understand that you are not waiving rights or claims under that ADEA that may arise after the effective date of this fully executed Agreement.

You further understand that:

(a) i. You have a period of up to twenty-one (21) days from receipt of this Agreement to consider whether you wish to execute this Agreement and that the Company advised you to consult with any attorney of your own choosing to consider whether you wish to execute this Agreement; and

ii. You have a period of seven (7) days, commencing with the day after the date of your signature on this Agreement, to revoke your signature and cancel your agreement to waive your rights under the ADEA. To revoke, you must notify [TITLE] [ADDRESS], in writing of the revocation within the seven (7) day period. You understand that this Agreement will not be effective until the seven-day period has expired without revocation.

16.	Voluntary Assent - You affirm that no other promises or agreements of any kind have been made to or with you by any person or entity whatsoever to cause you to sign this Agreement, and that you fully understand the meaning and intent of this Agreement. You state and represent that you have had an opportunity to fully discuss and review the terms of this Agreement with an attorney. You further state and represent that you have carefully read this Agreement, including its attachments, understand the contents herein, freely and voluntarily assent to all of the terms and conditions hereof, and sign your name of your own free act.

17.	Applicable Law - This Agreement shall be interpreted and construed by the laws of the Commonwealth of Massachusetts, without regard to conflict of law provisions. You hereby irrevocably submit to and acknowledge and recognize the jurisdiction of the courts of the Commonwealth of Massachusetts or if appropriate, a federal court located in the Commonwealth of Massachusetts, (which courts, for purposes of this Agreement, are the only courts of competent jurisdiction), over any suit, action or other proceeding arising out of, under or in connection with this Agreement or the subject matter hereof.

18.	Entire Agreement - This Agreement, including its attachments, contains and constitutes the entire understanding and agreement between the parties hereto with respect to your benefits in connection with termination and the settlement of claims against the Company and its affiliates and cancels all previous oral and written negotiations, agreements, commitments, writings in connection therewith. Nothing in this paragraph, however, shall modify, cancel or supersede your obligations set forth in paragraph 3.

If you have any questions about the matters covered in this Agreement, please call [NAME AND NUMBER].

Very truly yours,

By:
[NAME]
[TITLE]

I hereby agree to the terms and conditions set forth. I have been given at least twenty-one (21) days to consider this Agreement (including its attachments) and I have chosen to execute this Agreement on the date below. I intend that this Agreement will become a binding agreement between me and the Company if I do not revoke my acceptance in seven (7) days.

Date

John J. Boucher

To be returned by [DATE 53 DAYS AFTER TERMINATION DATE].

ATTACHMENT A

DESCRIPTION OF SEVERANCE BENEFITS

[To be completed at termination based on applicable provisions of Severance Agreement]

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